SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

                      Commission File Number: 333-78625-11

                          Snapple Beverage Group, Inc.
                          ----------------------------
             (Exact name of registrant as specified in its charter)

                             709 Westchester Avenue
                             White Plains, New York
                                      10604
                                 (914) 397-9200
       ------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   10 1/4% Senior Subordinated Notes due 2009
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

                  Rule 12g-4(a)(1)(i)  |_|          Rule 12h-3(b)(1)(ii)  |_|
                  Rule 12g-4(a)(1)(ii) |_|          Rule 12h-3(b)(2)(i)   |_|
                  Rule 12g-4(a)(2)(i)  |_|          Rule 12h-3(b)(2)(ii)  |_|
                  Rule 12g-4(a)(2)(ii) |_|          Rule 15d-6            |x|
                  Rule 12h-3(b)(1)(i)  |X|

Approximate number of holders of record of 10 1/4% Senior Subordinated Notes due 2009 as of the certificate or notice date: 21

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Snapple Beverage Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2000
                                    Snapple Beverage Group, Inc.


                                    By: /s/ Bruce Futterer
                                        -----------------------------
                                           Bruce Futterer
                                           Secretary and Treasurer